Exhibit A

 Summary of Options Provisions in Mr. Rosen's Employment Agreement, as amended:

         For a full description of Mr. Rosen's employment benefits, please see his amended Employment Agreement and Key3Media's 2000 Stock Option and Incentive Plan. Mr. Rosen's Employment Agreement, as amended, was filed by Key3Media with the Securities and Exchange Commission as Exhibit 10.6 to Form S-1/A (File No. 333-36828) on August 8, 2000. The Key3Media 2000 Stock Option Incentive Plan was filed as Exhibit 10.5 to Form S-1/A (File No. 333-36828) on August 8, 2000).

         Effective as of the date of the Key3Media's spinoff from Ziff-Davis Inc., Key3Media granted options to Mr. Rosen to acquire shares of its common stock in accordance with an Incentive Compensation Plan that was adopted by Key3Media's Board. Such Plan includes all provisions typically found in an incentive plan for senior executives of a public company including SEC registration at the expense of Key3Media.

         (i) Number of Shares. The number of shares of the common stock of Key3Media which may be acquired by Mr. Rosen upon exercise of the options shall be 9,573,333.

         (ii) Strike Price. The exercise price for one-half of the shares subject to option shall be equal to $5.00. The exercise price for the other half of the shares subject to option shall be $11.00.

         (iii) Vesting. Vesting occurs if Mr. Rosen is employed by Key3Media on the relevant date. No option may be exercised until vested in accordance with the following schedule or as otherwise provided in his Employment Agreement:


               Portion of           Which Vest
                Options               on:
               ----------           --------------

                   1/16            May 31, 2000

                   1/16            August 31, 2000

                   1/16            November 30, 2000

                   1/16            February 28, 2001

                   1/48            at the end of each
                                   month beginning
                                   March 31, 2001

Notwithstanding the Terms of the Incentive Compensation Plan the options will fully vest immediately and become immediately exercisable upon a Change of Control, which means:

              (A) individuals who, on the date of the spinoff, are members of the Board (the "Incumbent Directors") cease for any reason following the date of the spinoff, to constitute at least a majority of the Board; provided, that any new director who is approved by a vote of at least a majority of the Incumbent Directors shall be treated as an Incumbent Director;

              (B) the stockholders of Key3Media approve a merger, consolidation, statutory share exchange or any manner of corporate transaction in which Key3Media is not the surviving corporation or entity or more than 50% of the value of Key3Media is affected by a merger or acquisition; provided, however, that such approval shall not be a Change in Control if immediately following such transaction, Mr. Rosen is the highest ranking officer of the surviving entity; or

              (C) the stockholders of Key3Media approve a plan of complete liquidation


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        or dissolution or a sale of all or substantially all of the assets.

        (iv)  Expiration.  Options shall expire at the earliest of:
              ----------

              (A)  The 10th anniversary of the spinoff; or

              (B) The 3rd anniversary of termination of employment for any reason except Cause (as defined below); or

              (C)  Immediately upon termination of employment for Cause; or

              (D)  Under conditions specified in Section 6(d).

        (v) Exercise. The exercise price of each share as to which a stock option is exercised shall be paid in full at the time of such exercise in cash, by tender of shares of common stock owned by Mr. Rosen valued at fair market value as of the date of exercise (subject to such guidelines as the Compensation Committee of the Board may establish), by a "sale to cover" broker transaction or other cashless exercise method permitted under Regulation T of the Federal Reserve Board, or by a combination of cash, shares of common stock and other consideration as the compensation committee deems appropriate.


        In the event of a Change of Control, Mr. Rosen may elect to receive in cancellation of his outstanding and unexercised stock options, a cash payment in an amount equal to the difference between the exercise price of such stock options and (A) in the event the Change of Control is the result of a tender offer or exchange offer for the common stock, the final offer price per share paid for the common stock multiplied by the number of shares of common stock covered by such stock options, or (B) in the event the Change of Control is the result of any other occurrence, the aggregate value of the Common Stock covered by such stock options, as reasonably determined by the Compensation Committee at such time.

        (vi) Adjustments of and Changes in Stock. In the event of any change in the outstanding shares of common stock by reason of any stock dividend or split, recapitalization, merger, consolidation, spinoff, combination or exchange of shares or other corporate change, or any distributions (including stock or stock rights distributions) to common shareholders other than regular cash dividends, the Compensation Committee shall make a substitution or appropriate adjustment which preserves the aggregate option value and ratio of exercise price to fair market value of the property subject to option."